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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                    FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
         SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                      Commission File Number:  33-24464-NY
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                          IMTEK OFFICE SOLUTIONS, INC.
                          ----------------------------
             (Exact name of registrant as specified in its charter)

      8003 Corporate Drive, Suite C
           Baltimore, Maryland                            21236
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(Address of principal executive offices)                (Zip Code)

Registrant's telephone number, including area code: (410) 931-2054
                                                    --------------

                  Common Stock, par value $.000001 per share;
                   Preferred Stock, par value $100 per share
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            (Title of each class of securities covered by this Form)


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(Title of all other classes of securities for which a duty to file reports under
                    Section 13(a) or Section 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)   [ ]      Rule 12h-3(b)(1)(i)   [ ]
     Rule 12g-4(a)(1)(ii)  [ ]      Rule 12h-3(b)(1)(ii)  [ ]
     Rule 12g-4(a)(2)(i)   [ ]      Rule 12h-3(b)(2)(i)   [ ]
     Rule 12g-4(a)(2)(ii)  [ ]      Rule 12h-3(b)(2)(ii)  [ ]
                                    Rule 15d-6            [X]
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     Approximate number of holders of record as of the certification or notice date:

As of the date hereof, there are 184 holders of Common Stock and 23 holders of Preferred Stock. The Registrant has had fewer than 300 shareholders of record since at least April 1997 (and may have been below that threshold at all times since the formation of its first predecessor company, Vision Capital Inc., in November 1987). Pursuant to Section 15(d) of the Exchange Act, the Registrant has not been obligated to make any filings with the Commission from at least July 1, 1997 (the beginning of the Registrant's fiscal year which ended June 30, 1998) to the present.

In its Form 8-K filed on June 1, 2000, the Registrant reported that it was assessing whether it might be necessary to restate financial statements for its fiscal years ending June 30, 1998 and 1999 and for the quarter ended September 30, 1999. The Form 8-K also noted the Registrant's intent to file Form 10-Q's for the quarters ended December 31, 1999 and March 31, 1999 which are delinquent. The Registrant intends to make commercially reasonable efforts to take the appropriate actions as soon as it is able but is currently prevented from proceeding due to a billing dispute with its former external auditors as noted in the Form 8-K filed on the date hereof.

In light of the foregoing, the Registrant does not intend to make any further voluntary filings with the Commission other than those identified above. The Registrant will not file an annual report on Form 10-K for the year ended June 30, 2000 and will not make any filings relating to the fiscal year which began July 1, 2000.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Imtek Office Solutions, Inc. has caused this certification / notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 31, 2000        By: /s/ Brad C. Thompson
                                 _______________________________
                                 Brad C. Thompson
                                 Chief Financial Officer